Envision Healthcare Holdings, Inc.

6200 S. Syracuse Way, Suite 200

Greenwood Village, CO 80111

August 9, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Registration Statement on Form S-l

of Envision Healthcare Holdings, Inc.

File No. 333-189292

Ladies and Gentlemen:

Pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended, Envision Healthcare Holdings, Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 3:00 P.M. (EST) on August 13, 2013, as soon as practicable thereafter or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Securities and Exchange Commission (the “Commission”).  Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Debevoise & Plimpton LLP, by calling Peter J. Loughran at (212) 909-6375.

The Registrant hereby acknowledges that:

(i)            should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)          the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

Envision Healthcare Holdings, Inc.

By:	/s/ Craig A. Wilson
	Name:	Craig A. Wilson
	Title:	Senior Vice President, General Counsel
and Secretary

[Signature Page to Acceleration Request]